                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1  )*


                            Merchants Group, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  588539106
                           ----------------------------
                                (CUSIP Number)


                            Joseph D. Lehrer, Esq.
           10 South Broadway, Suite 2000, St. Louis, Missouri 63102
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                   1/21/97
                       --------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))


                              Page 1 of 6 Pages

CUSIP NO.   588539106              13D         PAGE    2   OF   6    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John D. Weil, SSN: ###-##-####

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /X/

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3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         PF

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)



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6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
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 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            234,000, subject to the disclaimer contained in Item 5.
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             None
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        234,000, subject to the disclaimer contained in Item 5.
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         234,000
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.65%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*


       IN
--------------------------------------------------------------------------------

CUSIP NO. 588539106                                                  Page 3 of 6

                        AMENDMENT NO. 1 TO SCHEDULE 13D

     The Reporting Person reported the acquisition of shares of Common Stock ("Stock") of Merchants Group, Inc., a Delaware corporation (the "Issuer") in an initial filing of this Schedule 13D on December 17, 1996. In this regard, Item 3, Item 4 and Item 5 are hereby amended as follow. All other items are unchanged from the initial filing, as amended.

ITEM 3. Source and Amount of Funds or Other Consideration.

     All shares of Stock of the Issuer were purchased with the funds of the owners of the shares of Stock listed in Item 5. All purchases of the shares of Stock of the Issuer were made by purchase at prevailing market prices as quoted on the American Stock Exchange.

ITEM 4.  Purpose of the Transaction.

     The owners listed in Item 5 purchased the Stock of the Issuer for general investment purposes. The owners listed in Item 5 may acquire additional shares of the Stock of the Issuer, based upon their respective investment decisions. It is not contemplated that any of the acquisitions reported hereunder or any future acquisitions will result in any change in the present management of the Issuer.

The owners listed in Item 5 have no present plans or proposals which relate to or would result in:

    (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

    (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    (c) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

    (d) any material change in the present capitalization or dividend policy of the Issuer;

    (e) any other material change in the Issuer's business or corporate structure;

    (f) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

CUSIP NO. 588539106                                                  Page 4 of 6

     (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

    (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

    (i)  any action similar to those enumerated above.

ITEM 5.  Interest in Securities of the Issuer.

    (a) Subject to the disclaimer of beneficial ownership hereinafter set forth, the Reporting Person hereby reports beneficial ownership of 234,000 shares of Stock in the manner hereinafter described:


                                                                 Percentage of
                                Relationship to        Number    Outstanding
    Shares Held in Name of      Reporting Person      of Shares  Securities
------------------------------  ----------------      ---------  -------------
Woodbourne Development, L.P.    Partnership
                                Controlled by
                                Reporting Person        229,000(1)    7.48%

Victoria L. Weil                Daughter                  3,000        .10%

Gideon J. Weil                  Son                       1,000        .03%

Clayton Management Company      Corporation
                                Controlled by
                                Reporting Person          1,000        .03%

                                                       --------       ----
TOTAL                                                   234,000       7.65%
                                                       ========       ====
                                                                   (+.01 rounding error)

     The foregoing percentages assume that the Issuer has 3,059,652 shares of Stock outstanding.

     All shares held in the name of family members or family trusts of the Reporting Person are reported as beneficially owned by the Reporting Person because those family members or trusts

--------------------
        1 Includes 600 shares previously unreported due to an inadvertent error in calculating the total number shares owned by the partnership prior to the initial filing of this Schedule 13D on December 17, 1996. It is the Reporting Person's belief that such error did not have an impact on the date by which the Reporting Person was required to file his initial Schedule 13D.

CUSIP NO. 588539106                                                  Page 5 of 6

may seek investment advice or voting advice of the Reporting Person. All shares held in the name of the partnership controlled by the Reporting Person are reported as beneficially owned by the Reporting Person because, as sole shareholder of the corporate general partner of such partnership, the Reporting Person has voting and investment power with respect to the shares owned by such partnership. All shares held in the name of the corporation controlled by the Reporting Person are reported as beneficially owned by the Reporting Person because, as sole shareholder, director and officer of such corporation, the Reporting Person has voting and investment power with respect to the shares owned by such corporation. Except for Stock held in the name of the Reporting Person, or in trust wherein the Reporting Person is trustee, or in the name of the partnership controlled by the Reporting Person, or in the name of the corporation controlled by the Reporting Person, there is no written document or agreement conferring the right of the Reporting Person to acquire or dispose of the Stock or giving the Reporting Person the right to vote such shares of Stock.

     AS PROVIDED IN S.E.C. REGULATION SECTION 240.13d-4, THE REPORTING PERSON HEREBY DECLARES THAT THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT HE IS, FOR THE PURPOSES OF SECTION 13(d) OR 13(g) OF THE SECURITIES EXCHANGE ACT, THE BENEFICIAL OWNER OF THE SECURITIES COVERED BY THIS STATEMENT.

   (b) Subject to the above disclaimer of beneficial ownership, for each person named in paragraph (a), the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, is the same as in paragraph (a).

   (c)


                                                        Net
                                                       Price
                                       Number           Per             Transaction
Purchase in the Name of    Date       of Shares        Share           Made Through
-----------------------  --------     ---------        ------        -------------------
Woodbourne Partners L.P.  12/19/96       1,300         18.375         Goldman Sachs & Co.
Woodbourne Partners L.P.  12/24/96         500         18.375         Goldman Sachs & Co.
Woodbourne Partners L.P.  12/26/96       2,000         18.375         Goldman Sachs & Co.
Woodbourne Partners L.P.  12/30/96       2,000         18.375         Goldman Sachs & Co.
Woodbourne Partners L.P.   1/2/97        2,000         18.375         Goldman Sachs & Co.
Woodbourne Partners L.P.   1/3/97        2,000         18.375         Goldman Sachs & Co.
Woodbourne Partners L.P.  1/21/97       67,800         18.500         Goldman Sachs & Co.

   (d) Not applicable.

   (e) Not applicable.

CUSIP NO. 588539106                                                 Page 6 of 6



                                   SIGNATURES


     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                /s/ John D. Weil
                                                -------------------------------
                                                    John D. Weil

                                                    January 31, 1997